News Release                                                          [UPR LOGO]
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             PENNZOIL RESPONSE AN APPALLING AND ARROGANT REJECTION
                         OF ITS SHAREHOLDERS' INTERESTS

   Pennzoil's Rejection of UPR's $84 Per Share Offer Comes Despite Pennzoil's
            Failure to Find Crude Oil at High-Profile Karabakh Well

     Pennzoil Shareholders Urged to Send Board Message By Tendering Shares

Fort Worth, TX - October 14, 1997 - Union Pacific Resources Group Inc. (NYSE:UPR) issued the following statement in response to Pennzoil Company's rejection of UPR's $84 per share all cash offer to acquire Pennzoil:

"Pennzoil's response to our offer is an appalling and arrogant rejection of its shareholders' interests. This is especially the case given the seven years of Pennzoil's poor performance and languishing stock price, and now the devastating results of its highly touted Karabakh prospect.

"Pennzoil has repeatedly failed to demonstrate how it can exceed the value of our offer. Indeed, Pennzoil continues to refuse even to show its shareholders the strategic plan that Pennzoil has made the cornerstone of its 'just say no' defense. Pennzoil is obviously afraid to let its shareholders choose between UPR's $84 per share offer and Pennzoil's secret strategic plan.

"As recently as in a September 4, 1997, as part of a nationwide advertising campaign, Pennzoil was boasting of the more than one billion barrel potential of its Karabakh prospect in the Caspian Sea. Yet just last week Pennzoil announced a dismal failure in that it was unable to find crude oil at Karabakh -- another in a string of sharp disappointments.

"The results at Karabakh have widened still further the gap between Pennzoil's promises and Pennzoil's performance. It stretches credibility beyond the breaking point for the Pennzoil Board to continue claiming that Pennzoil can match the value of UPR's offer.

"In July, Pennzoil shareholders clearly demonstrated to the Board their overwhelming preference for UPR's offer by tendering 61.5% of Pennzoil shares into UPR's original tender offer. Further, UPR's revised, all cash offer eliminated the objections raised by Pennzoil about the structure of UPR's first proposal. We can only conclude that by rejecting UPR's revised, all cash offer Pennzoil has chosen to entrench management rather than serve its shareholders.

"We urge Pennzoil shareholders to tender their shares into UPR's offer and thereby send the Board a message that it should put shareholder interests first."

Separately, in response to litigation filed today by Pennzoil, UPR commented, "Pennzoil's latest legal maneuver is without merit. Pennzoil continues to try to create smokescreens to obscure from Pennzoil shareholders the real issue: how its strategic plan can ever exceed the value of our $84 per share offer."

UPR is offering to acquire all outstanding shares of Pennzoil for $84 per share in a cash tender offer that is scheduled to expire at midnight New York time on November 5, 1997.

UPR is the largest domestic independent oil and gas exploration and production company. Headquartered in Forth Worth, Texas, UPR has been the #1 domestic driller for the past five years.


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Media Contact:                                 Investor Relations Contact:
Walter Montgomery                              Michael Liebschwager
212-484-6721                                   817-877-6531